Exhibit 99.1

Aurinia Pharmaceuticals Announces Outcome from Data and Safety Monitoring Board for Its Phase 2b Study in Lupus Nephritis – Study to Continue as Planned

VICTORIA, British Columbia--(BUSINESS WIRE)--November 24, 2015--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH-TSX:AUP) (“Aurinia” or the “Company”) has announced today that the independent Data and Safety Monitoring Board (“DSMB”) for the Company's Phase 2b lupus nephritis study, known as AURA-LV, has completed its third pre-planned safety review of patients enrolled in the study and recommended continuation of the trial without any modifications. The AURA-LV DSMB has been established according to the FDA Guidance for Clinical Trial Sponsors and is guided by its charter. Aurinia remains blinded to the actual safety and efficacy results.

The DSMB reviewed all the safety data from more than 200 patients that had been enrolled and randomized at the time the data was requested. This included adverse events, laboratory results and compliance with the study protocol.

“We are encouraged by the recommendations of the DSMB,” said Stephen W. Zaruby, President and CEO of Aurinia. “The safety profile of voclosporin has been well characterized in the clinic with over 2,000 patients having received voclosporin in other clinical trials to date, outside of lupus nephritis. It is important that having assessed the data emerging from this study, the DSMB’s view on the safety profile remains unchanged.”

Aurinia anticipates completion of patient enrollment in the AURA-LV study around the end of 2015. Additionally, the Company continues to recruit patients into its AURION study and expects to review data early in 2016.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURA-LV:

The AURA–LV study or “Aurinia Urine Protein Reduction in Active Lupus Nephritis Study” is an adequate and well controlled clinical trial that is being conducted in 20 countries worldwide and is expected to enroll approximately 258 patients which will compare the efficacy of voclosporin against placebo in achieving remission in patients with active lupus nephritis. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and to fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with mycophenolate mofetil (MMF) vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin in combination with mycophenolate mofetil in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
Fax: 250-744-2498
mmartin@auriniapharma.com
or
Mr. Stephen W. Zaruby, 250-708-4293
Chief Executive Officer
Fax: 250-744-2498
szaruby@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire
bmire@renmarkfinancial.com
or
Laura Welsh
lwelsh@renmarkfinancial.com
Tel: 416-644-2020 or 514-939-3989